Exhibit 99.1

Americas Silver Corporation to Attend September Investor Conferences

TORONTO--(BUSINESS WIRE)--September 6, 2017--Americas Silver Corporation (TSX: USA) (NYSE “MKT”: USAS) (“Americas Silver” or the “Company”) is pleased to announce Darren Blasutti, President & CEO, will be participating at the following investor conferences:

  Rodman & Renshaw 19th Annual Global Investment Conference to be held in New York, New York, presenting on Tuesday September 12, 2017 at The Lotte New York Palace Hotel.
  The Precious Metals Summit Colorado to be held in Beaver Creek, Colorado, presenting on Tuesday September 19, 2017 at The Park Hyatt Beaver Creek.
  The Denver Gold Group - Gold Forum to be held in Colorado Springs, Colorado, presenting on Wednesday September 27, 2017 at The Broadmoor Hotel.

The corporate presentation will be available on the Company’s website at www.americassilvercorp.com.

About Americas Silver Corporation

Americas Silver is a silver mining company focused on growth in precious metals from its existing asset base and execution of targeted accretive acquisitions. It owns and operates the Cosalá Operations in Sinaloa, Mexico and the Galena Mine Complex in Idaho, USA. The Company has acquired an option on the San Felipe development project in Sonora, Mexico.

CONTACT:
Americas Silver Corporation
Darren Blasutti, 416‐848‐9503
President and CEO